Exhibit (e)(1)

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management (including Share Ownership)

See "Corporate GovernanceBoard GovernanceBoard Profile: Skills and Experience" for more information on our directors and senior management.

Compensation

For the financial year ended December 31, 2023, the total compensation paid to MIC S.A.s directors was $1.7 million and to the CEO and CFO the total cash compensation plus benefits (excluding pension) was $4.1 million. The total amounts set aside or accrued by Millicom to provide pension, retirement or similar benefits for the CEO and CFO was $0.5 million.

The Company provides information on the individual compensation of its directors and certain members of its executive management in its annual report filed with the Registre de Commerce et des Sociétés (Luxembourg Trade and Companies Register), the Sociétés de la Bourse de Luxembourg S.A. (Luxembourg Stock Exchange) and the Commission de Surveillance du Secteur Financier (CSSF). As that annual report is made publicly available, the relevant individual compensation information it contains for directors and executive management is included below.

Remuneration of Directors

Decisions on annual remuneration of directors (tantiémes) are reserved by the Articles of Association to the general meeting of shareholders. Directors are prevented from voting on their own compensation.The remuneration of the non-executive members of the Board of Directors comprises an annual fee and shares of MIC S.A. The remuneration is 100% fixed. Non-executive directors do not receive any fringe benefits, pensions or any form of variable remuneration. No remuneration was paid to any of the non-executive directors in 2023 or 2022 from any other undertakings within the Millicom Group.

Director remuneration is proposed by the Nomination Committee and approved by the shareholders at the AGM or other shareholders meetings. During early 2023, in proposing Director Remuneration, the Nomination Committee, received input from an external compensation advisor, including market and peer benchmarking, and considered the frequency of meetings and complexity of Millicoms business and governance structures. After consideration of these and other relevant aspects, the Nomination Committee proposed to keep the structure and propose no increase in the amount of remuneration for each role for the non-executive directors. In accordance with resolution 18 adopted by the AGM on May 31, 2023, the Nomination Committee of Millicom was instructed to propose Director remuneration for the period from the date of the 2023 AGM to the date of the AGM in 2024.

At the AGM held on May 31, 2023, MIC S.A.s shareholders approved the compensation for the nine non-executive directors expected to serve from that date until the 2024 AGM consisting of two components: (i) cash-based compensation and (ii) share-based compensation. The share-based compensation is in the form of fully paid-up shares of MIC S.A. Such shares are provided from the Companys treasury shares or if permitted, alternatively issued within MIC S.A.s authorized share capital exclusively in exchange for the allocation from the share premium reserve (i.e., for nil consideration from the relevant directors), in each case divided by the average Millicom closing share price on the Nasdaq in the US for the three-month period ending April 30, 2023, or US$18.75 per share, provided that shares shall not be issued below the par value. Executive Directors do not receive any remuneration in their capacity as Directors.

In respect of directors who do not serve an entire term from the 2023 AGM until the 2024 AGM, the fee-based and the share-based compensation is pro-rated pro rata temporis.

Director remuneration (Board and Committees) for the year ended December 31, 2023 and December 31, 2022 (covering the period from May 31, 2023 to the date of the AGM in May 2024 as resolved at the shareholder meeting on May 31, 2023) is set forth in the following table. See Board Committees section, starting on page 144 for details on those Directors that are also committee members.

	2023			2022
Name of Director	Cash-based fee	Share-based fee (i)	Total	Cash-based fee	Share-based fee (i)	Total
	In thousands of USD
Mr. José Antonio Ríos García- Former chair of the Board (ii)	$105.0	$210.0	$315.0	$105.0	$210.0	$315.0
Ms. Pernille Erenbjerg - Deputy Chair of the Board	$100.0	$160.0	$260.0	$100.0	$160.0	$260.0
Ms. Maria Teresa Arnal (since May 2023)	$67.5	$105.0	$172.5	Not Applicable
Mr. Bruce Churchill	$90.0	$105.0	$195.0	$77.5	$105.0	$182.5
Mr. Tomas Eliasson	$100.0	$105.0	$205.0	$90.0	$105.0	$195.0
Mr. Michael Golan (since May 2023) (iii)				Not Applicable
Mr. Nicolas Jaeger (since May 2023)	$67.5	$105.0	$172.5	Not Applicable
Mr. Thomas Reynaud (since May 2023)	$67.5	$105.0	$172.5	Not Applicable
Ms. Blanca Treviño Vega (since May 2023)	$77.5	$105.0	$182.5	Not Applicable
Former Directors (in all cases, until May 2023)
Mr. Odilon Almeida - Former Chair of the Compliance and Business Conduct	Not Applicable			$80.0	$105.0	$185.0
Ms. Mercedes Johnson - Former Chair of the Audit and Compliance Committee	Not Applicable			$112.5	$105.0	$217.5
Mr. Lars-Johan Jarnheimer	Not Applicable			$67.5	$105.0	$172.5
Mr. James Thompson	Not Applicable			$90.0	$105.0	$195.0
Total (iv)	$675.0	$1,000.0	$1,675.0	$722.5	$1,000.0	$1,722.5
(i)	Share-based compensation for the period from May 31 2023to May 2024 was calculated by dividing the approved remuneration by the average Millicom closing share price on the Nasdaq in the US for the three-month period ending April 30, 2023 and represented a total of 53,343 shares. Total remuneration for the period from May31, 2023 to May 2024 after deduction of applicable withholding tax at source comprised 75% in shares and 25% in cash.

(ii)	Mr. Rios Garcia resigned from the board of directors on August 31, 2023.

(iii)	Mr. Golan declined to receive any director remuneration.

(iv)	Total remuneration for the period from May 31, 2023 to May 2024 after deduction of applicable withholding tax at source comprised 75% in shares and 25% in cash (2022: 73% in shares and 27% in cash).

Remuneration of Executive Management

See Compensation and Talent Committee's Report section, starting on page 128.

Related Party Transactions

The related party transactions disclosures in our audited consolidated financial statements are in some respects broader than that required by Form 20-F. For purposes of consistency of presentation, references to "related parties" refer to the broader definition that is used in our audited consolidated financial statements. The Company conducts transactions with certain related parties on normal commercial terms and conditions as described in Note G.5. to our audited consolidated financial statements .

Shareholders and Representation of Shareholders

Shareholders and Shareholders Meeting

The shareholders meeting is Millicom's highest decision-making body and a forum for shareholders to voice their opinions. Each shareholder has the right to participate in the shareholders meeting and to cast one vote for every share. Shareholders unable to attend in person may exercise their rights by proxy or vote in writing (by way of proxies).

Millicoms Articles of Association set the Annual General Meeting of Shareholders (AGM) to be held in Luxembourg within six months of the close of the financial year.

Unless otherwise required under Luxembourg Law, an extraordinary general meeting (EGM) must be convened to amend the Articles of Association.

At the 2023 AGM, held in Luxembourg on May 31, 2023, shareholders approved all the resolutions proposed by the Board and Nomination Committee, including the following key items:

•	the annual accounts and the consolidated accounts for the year ended December 31, 2022;

•	the allocation of the profit of approximately $2 million of the 2022 results to the legal reserve, and the remaining $36 million to unappropriated net profits to be carried forward;

•	the discharge of all current and former Millicom Directors who served at any point in time during the financial year ended December 31, 2022, for the performance of their mandates;

•	the establishment of the number of Directors at ten (10) and election of the Board members and Chair of the Board (see "—Board Governance—Board Profile: Skills and Experience);

•	the re-election of Ernst & Young S.A., Luxembourg as Millicom's external auditor;

•	the remuneration to the Board members and external auditor;

•	the instruction to the Nomination Committee;

•	the share repurchase plan;

•	the 2022 Remuneration Report;

•	the senior management remuneration policy; and

•	the share-based incentive plans for Millicom employees.

On May 31, 2023 an Extraordinary General Meeting (the EGM) was held to increase the authorized share capital of the Company from three hundred million United States Dollars (USD 300,000,000) divided into two hundred million (200,000,000) shares with a par value of one dollar fifty cents (USD 1.50) each, to three hundred and seventy five million United States Dollars (USD 375,000,000) divided into two hundred and fifty million (250,000,000) shares with a par value of one dollar fifty cents (USD 1.50) each, and to renew the authorization granted to the Board of Directors to issue new shares up to a share capital of USD 375,000,000 divided into 250,000,000 shares with a par value of USD 1.50 per share, until May 31, 2028, and to amend the articles of association to incorporate these amendments. These resolutions were rejected.

On February 28, 2022, an Extraordinary General Meeting (the EGM) was held to increase the authorized share capital and amend the articles of association in preparation for the rights offering that was announced during the first quarter of 2022. The EGM resolved to increase the Companys authorized share capital from 133.3 million to 200 million ordinary shares, par value $1.50 per share. In June 2022, approximately 70.3 million ordinary shares were issued pursuant to the rights offering at a price of $10.61 per share.

Millicom governance deviated in 2023 in relation to the Swedish Code in the following areas:

Code requirement	Millicom practice	Explanation
1.5A shareholder, or a proxy representative of a shareholder, who is neither a member of the board nor an employee of the company is to be appointed to verify and sign the minutes of the shareholders meeting.	Minutes are signed by the Chair of the shareholders meeting (who is not a member of the Board or an employee of the Company), the meeting secretary and an appointed scrutineer.	Millicom is a legal entity incorporated in Luxembourg and, as such, it follows Luxembourg Law in connection with procedures and rules for its shareholders meetings.
2.3-Neither the chief executive officer nor other members of the executive management are to be members of the nomination committee.	Mr. Mauricio Ramos, the Interim Chair of the Board of Millicom, and its Chief Executive Officer, is a member of the nomination committee.	It follows from the Instruction to the Nomination Committee, resolved on May 31, 2023 at the annual general meeting of the Company, that the Chair of the Board shall be a member of the Committee. On August 31, 2023 Mr. Ramos was, after the resignation of the then current Chair, appointed as the Interim Chair of the Board, resulting in non-compliance with rule 2.3. After the 2024 AGM, Mauricio Ramos is expected to step down as CEO of the Company and remain as Executive Chair only.
2.4 Neither the company chair nor any other member of the board may chair the nomination committee.	On February 26, 2024, Aude Durand, the Chair of Millicoms Nomination Committee, was elected as a member of the Board of Millicom.	Following the tragic passing of Nicolas Jaeger, after consultation and with the approval of the Nomination Committee, the Board of Millicom appointed Ms. Durand as a replacement for Mr. Jaeger on the Board until the companys next AGM.

Major Shareholders

To the extent known to the Company, it is neither directly nor indirectly owned or controlled by another corporation, any government, or any other person. In addition, there are no arrangements, known to the Company, the operation of which may result in a change in its control in the future.

The table below sets out beneficial ownership of our common shares (directly or through SDRs), par value $1.50 each, by each person who beneficially owned more than 5% of our common shares.

Name of Shareholder	Common Shares	Percentage of Share Capital
Xavier Niel (1)	49,966,734	29.14%
Dodge & Cox (2)	8,674,932	5.1%

(1)	Information herein is based upon a Schedule 13D filed with the SEC on January 17, 2024 by Atlas Luxco S.à r.l., Atlas Investissement, NJJ Holding and Xavier Niel. Atlas Luxco S.à r.l., Atlas Investissement, NJJ Holding and Xavier Niel held 49,966,734 of our common shares (approximately 29.14% of common shares outstanding) as of January 17, 2024. The sole owner of Atlas Luxco S.à r.l. at December 31, 2023 was Atlas Investissement. The sole owner of Atlas Investissement at December 31, 2023 was NJJ Holding. The sole owner of NJJ Holding is Xavier Niel, and as a result, Xavier Niel is deemed to be a beneficial owner of NJJ Holding, Atlas Investissement and Atlas Luxco S.à r.l. As of December 31, 2022, Xavier Niel held 12,046,741 of our common shares (7.0% of common shares then outstanding). On March 8, 2024, we were informed by Atlas Luxco S.à r.l. that Michael Shalom Golan, a member of our Board of Directors, is an ultimate beneficiary of 2.5% of Atlas Luxco S.à r.l.

(2)	Information herein is based upon an Amendment No. 1 to Schedule 13G filed with the SEC on February 13, 2024.

Except as otherwise indicated, the holders listed above (holders) have sole voting and investment power with respect to all shares beneficially owned by them. The holders have the same voting rights as all other holders of MIC S.A. common shares. For purposes of this table, a person or group of persons is deemed to have beneficial ownership of any shares as of a given date which such person or group of persons has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by the holders on a given date, any security which such holder has the right to acquire within 60 days after such date (including shares which may be acquired upon exercise of vested portions of share options) is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Based upon the SDR ownership reported by Euroclear Sweden AB, as of December 31, 2023, there were 117 SDR holders in the United States holding 28,294,954 SDRs (representing 16.4% of the outstanding share capital as of such date). According to the records held by Broadridge Corporate Issuer Solutions Inc. reported as of December 31, 2023, there were 74 shareholder accounts in the United States holding 14,356,729 common shares (representing 8.3% of the outstanding share capital as of such date). However, these figures may not be an accurate representation of the number of beneficial holders nor their actual location because most of the common shares and SDRs were held for the account of brokers or other nominees.

Nomination Committee

Millicom's prior Nomination Committee, which was elected in October 2022 and served until the appointment of a new Committee in October 2023, was composed of:

Member	On behalf of	Position
Mr. Jan Dworsky	Swedbank Robur	Chair
Mr. Viktor Kockberg	Nordea Investment Funds	Member
Mr. Staley Cates	Southeastern Asset Management	Member
Mr. Gerardo Zamorano	Brandes Investment Partners	Member
Mr. José Antonio Ríos García	Appointed by shareholders at the 2022 AGM	Member
Mr. Nicolas Jaeger (from March 23, 2023 to May 31, 2023)	Atlas Luxco	Member
Ms. Aude Durand (from May 31, 2023)	Atlas Luxco	Member

Millicom's current Nomination Committee, elected in October 2023 is composed of:

Member	On behalf of:	Position
Ms. Aude Durand	Atlas Luxco	Chair
Mr. Jan Dworsky	Swedbank Robur	Member
Mr. Staley Cates	Southeastern Asset Management	Member
Mr. Mauricio Ramos	Appointed by shareholders at the 2023 AGM	Member

The Nomination Committee is appointed by the largest shareholders of Millicom. It is not a Board committee. Its role is to propose resolutions regarding electoral and remuneration issues to the shareholders meeting in a manner that promotes the common interest of all shareholders, regardless of how they are appointed. Nomination Committee members' terms of office typically begin at the time of the announcement of the interim report (covering the period from January to September of each year) and end when a new Nomination Committee is formed.

Under the terms of the Nomination Committee procedure, the committee consists of (i) three members appointed by the largest shareholders as of the last business day of June 2023 and (ii) the Company's Chair of the Board.

The Company's Articles of Association stipulate that the Nomination Committee rules and procedures of the Swedish Code of Corporate Governance shall be applied for the election of Directors to the Company's Board of Directors, as long as such compliance does not conflict with applicable mandatory law, applicable regulation or the mandatory rules of any stock exchange on which the Companys shares are listed.

Nomination Committee proposals to the AGM include, among others:

•	Election and remuneration of Directors of the Board and the Chair of the Board

•	Appointment and remuneration of the external auditor

•	Proposal of the Chairman of the AGM

Promoting Board Diversity

Millicoms Nomination Committee recognizes the importance of diversity for promoting strong corporate governance, competitive advantage and effective decision-making. The Nomination Committee is responsible for determining the appropriate skills, perspectives and experiences required of Board candidates based on the Companys strategic needs and the current Board composition. This determination will include knowledge, experience and skills in areas that are critical to understanding the Company and its business; richness of views brought by different personal attributes, such as gender, race, age and nationality; other personal characteristics, such as integrity and judgment; and candidates commitment to the boards of other publicly held companies.

In its work, the Nomination Committee applies rule 4.1 of the Swedish Corporate Governance Code as its diversity policy.

Board Diversity Matrix (As of December 31, 2023)

Country of Principal Executive Offices Home Country:	Luxembourg
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9

	Female	Male	Non-Binary	Did Not Disclose Gender

Part I: Gender Identity
Directors	3	6	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	3
LGBTQ+	0
Did not disclose demographic background	0

Board Diversity Matrix (As of December 31, 2022)

Country of Principal Executive Offices Home Country:	Luxembourg
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9

	Female	Male	Non-Binary	Did Not Disclose Gender

Part I: Gender Identity
Directors	2	7	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	4
LGBTQ+	0
Did not disclose demographic background	0

Board Governance

Written charters set out the objectives, limits of authority, organization and roles and responsibilities of the Board and each of its committees.

Board of Directors and Board Committees

The Chair convenes the Board and leads its work. The Chair is accountable to the Board and acts as a direct liaison between the Board and the management of the Company through the CEO. Meeting agendas are set with the CEO, and the Chair communicates Board decisions where appropriate.

Role of the Board

The Board is responsible for approving Millicoms strategy, financial objectives and operating plans, and for oversight of governance. The Board also plans for succession of the CEO and reviews other senior management positions.

As set forth in the Companys Articles of Association, the Board must be composed of at least six members. The 2023 AGM set the number of Directors at ten, comprising a Chair, a Deputy Chair and seven members. On August 31, 2023 the Chair resigned from the Board and the role of Chair was assigned to the Executive Director / CEO and from that time and at December 31, 2023 the Board comprised of eight Non-Executive Directors and one Executive Director (the CEO of Millicom). On February 26, 2024, Millicom announced the appointment of Aude Durand to its Board of Directors. In accordance with Millicoms Articles of Association, Millicoms Board of Directors, with the approval of Millicoms Nomination Committee, appointed Ms. Durand to fill the vacant Board position created by the tragic passing of Nicolas Jaeger until the next Annual General Meeting of shareholders.

The Board selects the CEO, who is charged with daily management of the Company and its business. The CEO is responsible for recruiting the senior management of the Company. The Board reviews plans for key senior management positions; supervises, supports and empowers the senior management team; and monitors senior managers' performance. In accordance with the Swedish Code, the division of work between the Board and the CEO is set forth in The Rules of Procedure, Instructions to the CEO and Reporting Instructions.

Further details on the roles and activities of the various committees, as well as their responsibilities and activities, appear later in this section.

Powers and Limitations of the Board

Borrowing powers: The Board has unrestricted borrowing powers on behalf of, and for the benefit of, Millicom.

Time and age limit: No age limit exists for being a Director of Millicom. Directors mandates can be for a maximum of six years before either being re-elected or ending their service. There are no restrictions on the maximum continuous period that a Director can serve. The current Directors have been elected for a term starting on the date of the 2023 AGM and ending on the date of the 2024 AGM (i.e., for approximately one year).

Restrictions on voting: No contract or other transaction between the Company and any other person shall be affected or invalidated by the fact that any Director, officer or employee of the Company has a personal interest inor is a Director, officer or employee ofsuch other person. However, the following conditions apply:

•	The contract or transaction must be negotiated on an arms-length basis on terms no less favorable to the Company than could have been obtained from an unrelated third party; and, in the case of a Director, he or she shall inform the Chair of his or her conflict of interest and abstain from deliberating and voting on any matters that pertain to such contract or transaction at any meeting of the Board.

•	Any such personal interest shall be fully disclosed to the Company by the relevant Director, officer or employee and, to the extent a Director is involved, to the next general meeting of shareholders.

•	Director's service agreements: None of MIC S.A's current directors have entered into service agreements with the Millicom Group or any of its subsidiaries providing for benefits upon termination of their respective directorships.

Share Ownership Requirements

Non-Executive Directors are not required to be shareholders of the Company. Share ownership of Directors is included in the Director biographies set out on the following pages. Directors and Non-Executive Directors collectively own less than 1% of the Company's outstanding shares as of January 31, 2024.

Insider Trading Policy

The Company has an insider trading policy governing the purchase, sale and other dispositions of our securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company.

Roles

Chair of the Board

The Chair is elected by the AGM. If the Chair relinquishes the position during the mandate period, the Board elects a new Chair from among its members to serve until the end of the next AGM. The Board Chair convenes the Board and leads its work, coordinates with the CEO to set the meeting agendas and serves as the Board's liaison to the CEO between meetings.

Deputy Chair of the Board

If elected by the Board, the Deputy Chair acts as a sounding board and provides support for the Chair. The Deputy Chair convenes Board meetings in accordance with the Companys Articles of Association and leads the Board's work in the event the Chair is unavailable or is excused from a Board meeting. The Deputy Chair may act as an intermediary in any conflicts among Board members or between the Chair and the CEO. The Board can designate additional roles and responsibilities of the Deputy Chair.

Corporate Secretary

The Corporate Secretary is appointed by the Board to ensure that Board members have the proper advice and resources for performing their duties. The Corporate Secretary is also responsible for organizing and coordinating Board and committee meetings and ensuring that the minutes of those meetings reflect the proper exercising of Board duties.

The Corporate Secretary is also a confidante and resource to the Board and senior management, providing advice on Board responsibilities and logistics.

Chief Executive Officer (CEO)

The CEO leads the development and execution of the Companys strategy with a view to creating shareholder value and enacting the Company's purpose. The CEO is responsible for day-to-day activities and management decisions, both operating and financial. The CEO is a liaison between the Board and management and communicates to the Board on behalf of management.

The CEO also leads Millicom's communications with shareholders, employees, government authorities, other stakeholders and the public.

Board Membership, Balance and Independence

The Nomination Committee and the Board periodically review the size, balance and diversity of the Board to determine whether any changes are appropriate.

At the AGM, held annually within six months of the end of the financial year, or at any other general meeting, shareholders may vote for or against the Directors proposed by the Nomination Committee. Shareholders that hold at least 5% of the share capital may propose additional Directors.

The Board has adopted the qualification guidelines of an independent director as defined by the Swedish Code, and with consideration of the specific independence requirements within the Nasdaq Stock Market rules. A Directors independence is determined by a general assessment of the Company or its executive management based on the Board's independence criteria. The following graphic shows the Board members' independence as of December 31, 2023, Following the tragic passing of Nicolas Jaeger, on February 26, 2024, Aude Durand, the Chair of Millicoms Nomination Committee, was elected as a member of the Board of Millicom (who is independent from the Company and its executive management, but not from the major shareholder, Atlas Luxco).

Factors considered to determine the Directors independence (i) from the Company, executive management and (ii) the major shareholders

Category	Test
Managerial duties	Is or has been the CEO of the Company or a closely related company within the past five years
Employment	Is or has been employed by the Company or a closely related company within the past three years
Other services	Receives a not-insignificant remuneration for advice or other services (beyond the remit of the Board position) from the Company, a closely related company or a person in the executive management of the Company
Business relationship	Has been in a significant business relationship or had other significant financial dealings with the Company or a closely related company within the past yearas a client, supplier or partner; either individually or as a member of the executive management team; or as a member of the Board or a major shareholder in a company with such a business relationship with the Company
Audit function	Is or has within the last three years been a partner at, or has, as an employee, participated in an audit of the Company conducted by the Companys or a closely related companys current or then auditor
Cross directorships	Is a member of the executive management of another company, if a member of the board of that company is a member of the executive management of the Company
Family relationship	Has a close family relationship with a person in the executive management of the Company, or with another person named in the points above, if that persons direct or indirect business with the Company is of such magnitude or significance as to justify the opinion that the Board member should not be considered independent
YES to any of the above in relation to the Company or the management of the Company: => Typically not independent from the Company or its executive management
Assessment	YES to any of the above in relation to a major shareholder: => Typically not independent from a major shareholder

Swedish Code's independence provisions

Requirement	Compliant
The majority of Millicoms Board must be independent from the Company and its executive management team.	8 out of 9 Millicom Directors meet this criterion (89%)
At least two of those independent Directors must also be independent from the Companys major shareholders.	6 out of 9 Millicom Directors meet this criterion (67%)
The majority of the members of the Audit Committee are to be independent in relation to the Company and its executive management. At least one of the members who is independent in relation to the Company and its executive management is also to be independent in relation to the Companys major shareholders.	All of Millicom's Audit and Compliance Committee members meet this criterion (100%)
The Chair of the Board may chair the Compensation Committee. The other members of the committee are to be independent of the Company and its executive management.	All of Millicom's Compensation and Talent Committee members meet this criterion (100%)

Nasdaq Stock Market rules

Requirement	Compliant
The Audit Committee must have at least three members, all of whom meet Nasdaq Stock Market and U.S. Securities and Exchange Commission definitions of independence.	The four members of Millicom's Audit and Compliance Committee all meet this criterion (100%)

Board Profile: Skills and Experience

Mr. Mauricio Ramos

Executive Director, Interim Chair

Role: Re-elected as Executive Director in May 2023 and elected as Interim Chair on August 31, 2023; first appointed as Executive Director in June 2020

Nationalities: U.S. and Colombian citizen

Age: Born in 1968

Skills: Mr. Ramos brings his experience as CEO of Millicom, a position he has held since April 2015. During his tenure, he has designed, proposed and implemented the present strategy of the Millicom group, transforming the Company into a fixed internet and mobile business with a focus on Latin America. Under Mr. Ramos leadership, Millicom solidified its company purpose to build the digital highways that connect people, improve lives and develop communities and built a strong corporate culture described as Sangre Tigo.

Experience: Currently, Mr. Ramos serves as: (i) a member of the Board of Directors of Charter Communications (U.S.); and (ii) Commissioner at the Broadband Commission for Sustainable Development. Previously, Mr. Ramos served as President of Liberty Globals Latin American division, a position he held from 2006 until February 2015. During his career at Liberty Global, Mr. Ramos held several leadership roles, including positions as Chairman and CEO of VTR in Chile, Chief Financial Officer of Libertys Latin American division, and President of Liberty Puerto Rico.

Education: Lawyer and Economist, Los Andes University

Independence: Not independent from the Company and its executive management, independent of the Companys major shareholders

Millicom shareholding at January 31, 2024 (including holdings by closely related persons): 459,948 shares

Ms. Pernille Erenbjerg

Deputy Chair, Non-Executive Director

Role: Re-elected as a Non-Executive Director and Deputy Chair of the Board in May 2023; first appointed in January 2019

Nationality: Danish citizen

Age: Born in 1967

Skills: Ms. Erenbjerg brings years of experience operating a converged provider of communication and entertainment services and driving transformational processes in complex organizations, both organically and through M&A.

Millicom Committees: Chair of the Compensation and Talent Committee

Experience: Currently, Ms. Erenbjerg also serves as (i) Deputy Chair of Genmab, a dual listed company focusing on international biotechnology headquartered in Denmark; (ii) a Non-Executive Board member of RTL Group, Europe's largest broadcaster; and . (iii) Chair of the Board of KK Wind Solutions A/S (a Danish privately owned company providing various parts and solutions for the wind industry). Previous roles include: (i) President and Group Chief Executive Officer of TDC, the leading provider of integrated communications and entertainment solutions in Denmark and Norway; and (ii) Chief Financial Officer and Executive Vice President of Corporate Finance at TDC, among others.

Education: MSc in Business Economics and Auditing, Copenhagen Business School

Independence: Independent from the Company, its executive management and its major shareholders

Millicom shareholding at January 31, 2024 (including holdings by closely related persons): 41,404 shares

Ms. Maria Teresa Arnal

Non-Executive Director

Role: First elected as a Non-Executive Director in May 2023

Nationality: Mexican, Venezuelan and Spanish citizen

Age: Born in 1971

Skills: Ms. Arnal brings her significant knowledge in the fields of digital payments and digital infrastructure businesses in Latin America, as well her experience in digital and new media technology, telecommunications and entertainment.

Millicom Committees: Member of the Compensation and Talent Committee

Experience: Ms. Arnal currently serves as a director of (i) Walmart of Mexico and Central America, (ii) Sigma Alimentos, S.A. de C.V., wholly owned by Alfa Corporativo, S.A. de C.V, a global food company headquartered and listed in Mexico, and (iii) Orbia, a purpose-driven growth company that tackles global challenges. Her previous experience includes (i) managing director for Google Mexico, (ii) Managing Director Spanish Speaking LATAM at Twitter, (iii) Chief Executive Officer and President at J. Walter Thompson Company in Mexico, (iv) General Manager, Director of Operations, Director of Sales, and Alliances Microsoft in Mexico, (v) consultant for The Boston Consulting Group and Booz, Allen & Hamilton. Furthermore, she founded Clarus, a leading digital marketing firm that was later acquired by WPP, and she has been involved with the tech start-up ecosystem in Latam as an investor and through Endeavor and several VC funds.

Education: Bachelors degree in Industrial Engineering from Andres Bello Catholic University (UCAB) and holds a Master of Business Administration (MBA) from Columbia Business School.

Independence: Independent from the Company, its executive management and its major shareholders

Millicom shareholding at January 31, 2024 (including holdings by closely related persons): 5,601 shares

Mr. Bruce Churchill

Non-Executive Director

Role: Re-elected as a Non-Executive Director in May 2023; first appointed in May 2021

Nationality: U.S. citizen

Age: Born in 1957

Skills: Mr. Churchill brings over 30 years of operational and strategy experience in the media industry, including senior management roles in Latin America.

Millicom Committees: Member of the Audit and Compliance Committee and member of the Compensation and Talent Committee

Experience: Currently, Mr. Churchill serves on the Board of Wyndham Hotels and Resorts, one of the largest hotel franchises in the world, where he also chairs the Compensation Committee and as a member of the Audit Committee. Previously, he served as (i) Non-Executive Director on the Board of Computer Sciences Corporation, a multinational corporation that provided IT services and professional services, from 2014 to 2017 (when the company merged with HP Enterprise); (ii) President of DIRECTV Latin America, LLC, from 2004 to 2015, and Chief Financial Officer of DIRECTV from January 2004 to March 2005; and (iii) President and Chief Operating Officer of STAR TV.

Education: MBA, Harvard Business School; Bachelor of Arts in American Studies, Stanford University

Independence: Independent from the Company, its executive management and its major shareholders

Millicom shareholding at January 31, 2024 (including holdings by closely related persons): 18,167 shares.

Ms. Aude Durand

Non-Executive Director

Role: Elected as a Non-Executive Director of the Board in February 2024

Nationality: French citizen

Age: Born in 1992

Skills: Ms. Durand brings years of experience in the telecommunications industry and know-how about

AI projects and cloud-based infrastructure.

Millicom Committees: None

Experience: Currently, Ms. Durand is the Deputy CEO at iliad Holding, where she is involved in key projects across iliads telecom operators in France, Italy and Poland. She also oversees iliads AI endeavors, including the creation of Kyutai, a world-class open-science AI lab. In addition to her role at iliad Holding, Ms. Durand holds positions as Chair of Scaleway (leading European cloud provider, owned by iliad) and Board Member of Monaco Telecom.

Education: Master of Science (MSc) in Management Science & Engineering from Stanford University (USA) and an Engineering Degree from Ecole Polytechnique (France)

Independence: Independent from the Company and its executive management, but not from the major shareholder (Atlas Luxco)

Millicom shareholding at January 31, 2024 (including holdings by closely related persons): no shares

Mr. Tomas Eliasson

Non-Executive Director

Role: Elected as a Non-Executive Director in May 2023; first appointed in May 2022

Nationalities: Swedish citizen

Age: Born in 1962

Skills: Mr. Eliasson brings to the Millicom Board significant experience as a Chief Financial Officer (CFO) for multinational and global Swedish companies in roles that span governance and oversight over financial reporting, internal control, and risk management processes and procedures within global finance functions. He also brings extensive knowledge of Millicom, having served as a Non-Executive Director and Chair of the Audit Committee for seven years between 2014 and 2021.

Millicom Committees: Chair of the Audit and Compliance Committee

Experience: Currently, Mr. Eliasson serves as: (i) Non-Executive Director of Riksbankens Jubileumsfond, a Swedish foundation promoting and supporting research in the humanities and social sciences; (ii) Non-Executive Director of Boliden, a metals company with a focus on sustainable development, listed in Nasdaq Stockholm; (iii) Non-Executive Director of Telia Company, a listed telecommunications, media and entertainment company; and (iv) Non-Executive Director of Elekta AB a company providing precision radiation therapy solutions. Previously, Mr. Eliasson served as: (i) Chief Financial Officer (CFO) of Sandvik AB, a global high-tech engineering group providing solutions for the manufacturing, mining and infrastructure industries, until January 2022; (ii) CFO of Electrolux, a leading global appliance company listed in Nasdaq Stockholm; (iii) CFO of ASSA ABLOY Group, a global leader in access solutions, listed in Nasdaq Stockholm; and (iv) CFO of SECO Tools, a global metal cutting and machining solutions provider, among others.

Education: Bachelor of Science in Business Administration and Economics, University of Uppsala

Independence: Independent from the Company, its executive management and its major shareholders

Millicom shareholding at January 31, 2024 (including holdings by closely related persons): 12,743 shares

Mr. Michael Golan

Non-Executive Director

Role: First elected as a Non-Executive Director in May 2023

Nationality: Israeli citizen

Age: Born in 1978

Skills: Mr. Golan brings insights from his experience as CEO in the telecommunications and media sectors and creating a mobile operator in Israel.

Millicom Committees: Member of the Audit and Compliance Committee

Experience: Mr. Golan created Golan Telecom in 2010 the 5th Israeli mobile operator at the time. Golan Telecom was sold in 2017. Before that, he joined the Iliad group as Chief Operating Officer and soon became CEO of Iliad, a position he left in 2007.

Education: Mr. Golan is a graduate of ESCP/EAP business school and Paris Dauphine University.

Independence: Independent from the Company and its executive management, but not from the major shareholder (Atlas Luxco)

Millicom shareholding at January 31, 2024 (including holdings by closely related persons): no shares

Mr. Thomas Reynaud

Non-Executive Director

Role: First elected as a Non-Executive Director in May 2023

Nationality: French citizen

Age: Born in 1973

Skills: Mr.Reynaud brings extensive experience in driving growth in the telecommunications and media sector and has advised several companies in these areas on their business development and IPOs.

Millicom Committees: Member of the Compensation and Talent Committee

Experience: Currently, Mr. Reynaud serves as (i) Chief Executive Officer and a member of the Board of Directors of Iliad Group, the parent of Free in France, Iliad in Italy and Play and UPC Polska in Poland; (ii) a Board member of the Mozaïk Foundation, an active supporter of the ScholaVie association which campaigns for positive schooling; and (iii) a partner of several innovative ventures in the agrifood sector. Mr. Reynaud joined Iliad in 2007, tasked with structuring the Groups growth. He first served as Head of Business Development before becoming Chief Financial Officer in 2008 and then a Senior Vice-President in 2010. He has been the Groups Chief Executive Officer since May 2018. Thomas began his career in New York in 1997. He then went on to become Managing Director in charge of the Telecoms and Media sector at Société Générale, where he advised European companies on their business development, and notably Iliad at the time of its IPO.

Education: Graduate of HEC business school and New York University

Independence: Independent from the Company and its executive management, but not from the major shareholder (Atlas Luxco)

Millicom shareholding at January 31, 2024 (including holdings by closely related persons): 5,601 shares

Ms. Blanca Treviňo

Non-Executive Director

Role: First elected as a Non-Executive Director in May 2023

Nationalities: Mexican and U.S. citizen

Age: Born in 1962

Skills: Ms. Treviňo brings her wide-ranging international experience in IT services in emerging countries, particularly in Latin America, as well as strong leadership and perspectives in the rapidly evolving world of business technology.

Millicom Committees: Member of the Audit and Compliance Committee

Experience: Ms. Treviňo is the President, CEO, and co-founder of Softtek, a global company dedicated to helping organizations evolve through technology. She also serves as (i) Co-Chair of the Partnership for Central America, an initiative supported by the Vice-President of the United States, (ii) Vice-President of the Mexican Business Council, (iii) non-executive director at the Mexican Stock Exchange, (iv) director at Altan Redes, a private company that is the designer, developer, and operator of the shared telecommunication networks initiative in Mexico, and (v) member of the Advisory Council of the MIT School of Engineering, Previously she served as (ii) director at Grupo Lala, (ii) director at the Americas Society, (iii) director at Council of the Americas, (iv) director at the Ibero-American Council on Productivity and Competitiveness, and (v) independent director of Walmart Mexico for 15 years, as well as an independent director of companies such as Goldcorp and the state-owned Federal Electricity Commission.

Education: Bachelors degree in Computer Science from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM).

Independence: Independent from the Company, its executive management and its major shareholders

Millicom shareholding at January 31, 2024 (including holdings by closely related persons): 5,601 shares

Board Program

Summary of Board Activities in 2023

Immediately after the 2023 AGM, the Board of Directors held a meeting during which it agreed on key governance matters, the calendar and an annual program consisting of specific areas of focus on which the Board has a role to oversee and advise the Company.

Specific projects and topics arise in the normal course of business and are added to the program of the Board; some of these are handled by specific Board committees.

Board program and Area of Focus in 2023

Board annual program	Focused actions
1. Strategic review	Discussed, reviewed and approved the strategy
Oversaw and approved the recapitalization of the Colombia business
Oversaw progress in carving out the MFS and Lati tower infrastructure businesses
Discussed with the Executive Team industry and geographic trends and the operational and financial strategy for each country, with specific focus on Colombia and Guatemala
2. Operating and financial performance review	Discussed priorities and challenges for each of the operations, including development of MFS, cable and mobile data businesses, efficiency measures and capital expenditure allocation
Monitored challenges, threats, opportunities and other consequences of the macroeconomic climate on the business and strategy
Reviewed and approved spectrum acquisition, updated 2023 budget and discussed and approved the 2024 budget
3. Corporate governance, legal and compliance matters	Made revisions and updates to governance documents (Board and committee charters, procedural rules and instructions to the CEO as well as the authority matrix)
Elected the Deputy Chair and Committee Chairs and members, and elected the Interim Chair of the Board
4. ESG; sustainability and other external affairs related matters	Oversaw initiatives in implementation of the ESG strategy and progress toward sustainability targets
Reviewed the external affairs strategic framework and implementation activities
Periodically reviewed the political situation by market, with a specific focus on election periods, international relations and advice on related risk management
Reviewed regulatory and engagement challenges
Reviewed climate-related risks and impact of the business on climate change
5. Organizational structure and corporate culture	Participated in performance reviews of the Executive Team and of the management, and changes in organizational and reporting structures
Oversaw organizational and operational model changes
Oversaw succession planning for the Executive Team
Reviewed cultural initiatives, including DE&I developments
6. External financial reporting and non-financial performance	Held periodic meetings with the external auditors to review the financial position and reviewed and approved related reporting
Reviewed the 2022 Annual Report and 20-F, including the 2022 Consolidated Financial Statements of the Company
Reviewed quarterly earnings releases and 2023 interim consolidated financial statements
Approved corporate finance strategy, including liability management initiatives to extend maturity and lower average cost of debt
7. Risk management	Participated in the annual risk reassessment and reviewed the key risks facing the Group and its approach to managing risks
Set the risk appetite of the Group
8. Capital structure and shareholder remuneration policy	Approved refinancing of Group and local bonds and loans to extend maturity and lower average cost of debt
Recommended the shareholder remuneration policy and approved the share repurchase plan; 282,724 shares were repurchased during 2023
9. Portfolio management, including acquisitions and divestments	Discussed acquisition and disposal developments and opportunities with particular focus on carve-out and monetization of tower infrastructure assets
10. Board performance self-evaluation	Completed an annual self-evaluation of combined Board performance and individual performances and reported to the Nomination Committee
11. HR matters	Evaluated the performance and approved the compensation of the CEO
Oversaw succession planning for the Executive Team
12. Reports from committees	Regularly reviewed reports from Audit and Compliance Committee, and Compensation and Talent Committee on recent activities
Discussed Nomination Committee Director appointment proposals

Induction and Training

Millicom provides incoming Board members with information on their roles and responsibilities, the Board's operating procedures and Millicoms business and industry. We provide access to governance documents, policies and procedures; meeting materials; and Company information through a secure online tool, in meetings set with the Executive Team, and through ongoing dissemination of information.

Millicom provides training on topics such as anti-bribery and corruption, ethics, independence and insider trading. In addition, the Board regularly receives detailed reports on specific areas that support Directors' understanding of Millicoms business and operating environment.

In 2023 the Directors participated in a visit to Millicoms operations in Guatemala to learn about the characteristics of the local market, see aspects of the business in operation, and interact with local management.

Board Effectiveness

The Board conducts an annual performance review process, wherein each Board members personal performance is also reviewed. This involves assessing Board and committee actions and activities against the Boards mandate, as determined in the Board Charter, and the mandates of its various committees.

In 2023, the Board used a questionnaire to assess its performance against the Board's key duties, its composition and processes, and the performance of individual Board members. The results of the evaluation were presented to the Nomination Committee. In addition, the Nomination Committee continued the engagement with an international consultancy firm to assist in an assessment of the composition of the Board, now and for the future.

Board Meetings/Attendance at Regularly Scheduled Meetings of the Board in the 2023 Financial Year

Director	Meeting Attendance	%
Mr. Mauricio Ramos	10 of 10	100
Ms. Pernille Erenbjerg	8 of 10	80
Ms. Maria Teresa Arnal	6 of 6	100
Mr. Bruce Churchill	10 of 10	100
Mr. Tomas Eliasson	9 of 10	90
Mr. Michael Golan	5 of 6	83
Mr. Nicolas Jaeger	6 of 6	100
Mr. Thomas Reynaud	5 of 6	83
Ms. Blanca Treviño Vega	6 of 6	100
Attendance	65 of 70	93
Former Director (until August 2023)
Mr. José Antonio Ríos García	8 of 8	100
Former Directors (until May 2023)
Mr. Odilon Almeida	4 of 4	100
Mr. Lars-Johan Jarnheimer	4 of 4	100
Ms. Mercedes Johnson	4 of 4	100
Mr. James Thompson	4 of 4	100
Overall attendance	89 of 94	95

Board Committees

The Board is supported by committees (Audit and Compliance Committee and Compensation and Talent Committee) that work on behalf of the Board within their respective areas of responsibility. From time to time, the Board delegates authority to an ad hoc work group so that it may resolve a specific matter on its own without having to go before the full Board for approval.

I. Audit and Compliance Committee

Letter from the Chair of the Audit and Compliance Committee

I am pleased to present the Audit and Compliance Committees report for 2023. We convened eight formal meetings during the financial year in order to satisfy our established set of responsibilities.

In a dynamic landscape marked by global economic shifts, persistence of macroeconomic headwinds, and managements actions to position the company to drive an increase in annual equity free cash flow generation, Millicom demonstrated resilience, achieving key milestones in 2023, paving the way for a strong 2024. These developments alongside evolving technological advancements and new regulatory requirements, such as Environmental Social and Governance (ESG) disclosures, cybersecurity, among otherspresented both opportunities and challenges that shaped the agenda of the Audit and Compliance Committee throughout the year.

Compliance Related topics

In 2023, we continued to develop the ethics and compliance program to better assist employees in doing the right thing the right way, including continuing to improve the program's reach. As such, we continued enhancing our three strategic focus points: embed and entrench, communication, and data analytics. With compliance integrated within the Company's business processes, compliance teams are better able to detect and mitigate any potential risks in real time. Additionally, the compliance function disseminated its messages in conjunction with other departments in a clear and understandable manner, with everyone in the organization apprised of both risks and controls that are in place. Similarly, we used data collected on our platforms to develop action plans and attack root causes.

In focusing on the most pressing risks in 2023, we continued reinforcing the main elements of our compliance program, including our annual training for the entire Company. The training covered, among other topics, our Code of Conduct, our Speak Up campaign, our anti-corruption policy and our anti-money laundering (AML) program.

The training campaign this year was designed and prepared using in-house talent and resources. Employees across the Company participated in creating, producing and delivering a 100% Tigo-customized course.

We continued to build and refine our ethics and compliance program in 2023. This included our AML and Government Interactions policies. These revised policies aim to mitigate the current risk landscape and adopt best practices across the board.

Audit Related topics

Supported by the guiding principles established by management and periodic updates on the strength of the business, the Audit and Compliance Committee engaged in risk oversight of critical areas like ESG, cybersecurity, supply chain challenges and other external threats. Further, our overarching objectives included ensuring the integrity of the Groups financial reporting and that appropriate accounting judgments were made, assessing the external auditor's effectiveness, and overseeing the status of the internal control environment.

Our Internal Audit Team assisted the committee by harmonizing their plans and assurance activities with the evolving risk profile and prioritizing reviews to provide consulting services where appropriate. These activities generated relevant recommendations aimed at enhancing the control posture of the company.

In addition to tracking important regulatory developments in financial reporting, the committee monitored tax obligations, new debt issuance and refinancing activities, as well as the evolution of Millicoms risk management programs.

I wish to extend my appreciation to my colleagues for their support of and commitment to the activities of the committee. On behalf of the Board, I would like to reconfirm our commitment to a culture of ethics and strong compliance that leads to success for the business and pride for our Company by making it happen the right way.

I look forward to continue performing our duties until the conclusion of our mandate at the 2024 AGM.

Mr. Tomas Eliasson

Chair of the Audit and Compliance Committee

Audit and Compliance Committee Members and Attendance at Regularly Scheduled Meetings in 2023

Audit and Compliance Committee	Position	First appointment	Meetings/attendance	%
Mr. Tomas Eliasson	Chair*	May 2022	8 of 8	100
Mr. Bruce Churchill	Member	May 2021	8 of 8	100
Mr. Michael Golan	Member	May 2023	3 of 4	75
Ms. Blanca Treviño Vega	Member	May 2023	4 of 4	100
Attendance			23 of 24	96
Ms. Mercedes Johnson	Former Chair of the Audit Committee and former Member of the Compliance and Business Conduct Committee	May 2019 (until May 2023)	4 of 4	100
Mr. James Thompson	Former Member of the Audit Committee	January 2019 (until May 2023)	3 of 3	100
Mr. Odilon Almeida	Former Chair of the Compliance and Business Conduct Committee	November 2015 (until May 2023)	1 of 1	100
Overall attendance			31 of 32	97

*Designated as having specific accounting competence as per the EU Directive.

In addition, the Interim Chair of the Board, Mr Mauricio Ramos (as from 31 August, 2023) and the former chair of the Board, Mr. José Antonio Ríos García (until 31 August, 2023), attended all of the Audit and Compliance Committee meetings.

Appointment and Role of the Audit and Compliance Committee

Millicom's Directors have established an Audit and Compliance Committee that convenes at least four times a year and comprises a minimum of two directors. The Audit and Compliance Committee is composed solely of Non-Executive Directors, all of whom were independent Directors in 2023. Members are appointed to ensure there is a mixture of relevant experience in both finance and broader commercial matters. The Board is confident that the collective experience of the members enables them to act as an effective Audit and Compliance Committee. The Audit and Compliance Committee is also satisfied that it has the expertise and resources available to fulfill its responsibilities.

This committee has responsibility to assist the Board in its responsibility for the robustness, integrity and effectiveness of financial reporting, risk management, internal controls, cybersecurity program, internal audit and external audit process, as well as compliance with related laws and regulations; and to oversee the Companys compliance program, standards of business conduct and related investigations, and to monitor the Companys actions and resources in these areas. Millicoms Audit and Compliance Committee reports on and makes recommendations to the full Board regarding the Groups compliance programs and standards of business conduct. The ultimate responsibility for reviewing and approving Millicoms Annual Report and accounts remains with the Board.

The Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, VP Risk Management & Internal Audit, Head of Business Controls, Chief Legal and Compliance Officer, Chief Commercial & Technology Officer, Chief Information Security Officer, Chief External Affairs Officer and representatives from the Company's external auditor EY are invited to attend committee meetings. The Secretary of the committee is the Group's Company Secretary. The Audit and Compliance Committee Chair prepares the meeting agenda in conjunction with the Chief Financial Officer and Chief Legal and Compliance Officer. Regular private sessions are held, attended only by Audit and Compliance Committee members and the external auditor, to provide an opportunity for open dialogue without management present. The CEO and Executive Team are committed to our Sangre Tigo culture and are actively involved in fostering a culture of ethics and compliance from the top across all our lines of business.

At each regularly scheduled meeting, the Audit and Compliance Committee receives reports from the Chief Financial Officer, the external auditor, and the heads of Risk Management & Internal Audit and Business Controls. Additional reports are submitted by other officers of the Company as required. The Audit and Compliance Committee received the required information from the external auditor in accordance with Luxembourg regulations.

Summary of Areas of Focus and Actions in 2023

Financial reporting (refer to the following pages for details)	Reviewed key accounting and reporting matters at each meeting.
Reviewed and approved each quarters earnings release and the 2023 annual earnings release; the Annual Report and 20-F together with the consolidated financial statements; the 2023 half-year earnings release; and each quarter's interim financial statements.
Reviewed the latest accounting developments and their effect on the financial statements..
Reviewed the alternative performance measures policy.
External auditor (refer to the following pages for details)	Received reports from the external auditor at each meeting in compliance with EU regulations covering important financial reporting, accounting and audit matters; including updates on SEC and CSSF guidelines.
Approved the 2023 external audit strategy and fees and the proposed approach to address the challenges posed by external factors (such as economic pressures, cybersecurity threats, among others) and internal factors (such as the Everest project).
Considered the results of control testing performed by the external auditor in accordance with Section 404 of the Sarbanes-Oxley Act of 2002
Reviewed the performance of the external auditor and its independence, including the revision and approval of all audit, audit-related and non-audit services rendered by the external auditors.
Risk Management & Internal Audit activities (Refer to the following pages for details)	Provided guidance and oversight over risk management processes
Reviewed alignment of top risks with strategy and recommended risk appetite
Reviewed regular risk reports and risk management remediation plans
Approved the annual Internal Audit plan and subsequent updates to the plan
Reviewed internal audit findings arising from the delivery of the 2023 audit plan
Business controls and SOX (Refer to the following pages for details)	Reviewed the results of Millicoms Sarbanes-Oxley program.
Received and reviewed findings and recommendations regarding the design and operating effectiveness of internal controls over financial reporting based on the cycle of management testing of internal controls
Governance	Reviewed and approved the Internal Audit Charter and Enterprise Risk Management Charter.
ESG reporting	Reviewed the 2022 EU Taxonomy report, the progress on the effective CSRD legislation (that would become applicable for Millicom for financial year 2024) and upcoming SEC climate-disclosure proposed rules.
Financing, treasury and tax	Reviewed the Groups tax strategy and structure and approved the tax policy
Approved the updated Group treasury and related policies, including policies on hedging and financial risk management
Fraud management	Reviewed fraud-related cases, investigations and remedial actions
Revenue assurance	Received updates on revenue assurance activities
Reviewed trends and actions taken to minimize loss and revenue leakage
Related party transactions	Reviewed related party transactions

Compliance program elements reviewed	Monitored anti-corruption program and automated procedures, including those covering new and emerging areas of risk and strengthening of the overall program.
Published revised compliance policies and procedures and communicated them to the whole organization.
Reviewed training completion rates on Company compliance policies as part of select managers' KPIs.
Incorporated compliance factors into executives incentive programs for the sixth consecutive year; bonus awards are tied to achievement of compliance KPIs. Code of Conduct training is a requisite to access bonus in the whole organization.
Reporting and investigations	Supported Speak Up program by receiving updates on the use of Speak Up resources to report issues of perceived non-compliance with our policies and values
Global anti-money laundering (AML) program	Reviewed the implementation of the in-house transaction monitoring tool in Paraguay, Guatemala and Panama.
Approved the group-level AML training proposed by the Corporate Compliance Department
Supported on-site AML reviews to all MFS and Telco operations, except Bolivia and Colombia.
Information security and cybersecurity	Reviewed the Information Security Framework, organization and governance
Reviewed the Information Security Program, including risk management, vulnerability management, and awareness and training, among others
Reviewed reports on cybersecurity incidents, including impact, responses and remediation
Reviewed maturity improvement plans related to the NIST Cyber Security Framework (CSF) implementation

The Audit and Compliance Committee held eight meetings during 2023, including five meetings coinciding with key dates in Millicoms external reporting calendar.

Financial reporting

The Audit and Compliance Committee reviewed earnings releases and financial statements for each quarter. Comprehensive reports from management and the external auditors highlighted the significant judgmental accounting issues for the attention of the committee. Reporting and disclosure topics under both EU and U.S. listing requirements were addressed. To assist with all matters related to earnings releases, financial statements and other market disclosures, Millicom has a Management Disclosure Committee composed of senior management from Finance, Legal, Compliance, Communications, Investor Relations and other functions as and when required. The Disclosure Committee identifies and considers disclosure matters in market releases, including releases that may contain material financial information.

External Auditor

Effectiveness

The quality and effectiveness of the external audit matter greatly to the Audit and Compliance Committee. A detailed audit plan outlining the key risks and proposed geographical coverage is prepared and discussed with the Audit and Compliance Committee at the start of each annual audit cycle. The committee assessed audit quality by referring to the standard of the reports received, the caliber of senior members of the audit team and the depth of inquiry and discussions with executive management, in addition to management feedback provided to the Audit and Compliance Committee. This feedback allows the committee to monitor and assess the performance of the external auditor as part of a recommendation to the Board regarding the auditor's appointment.

Independence

The Audit and Compliance Committee has policies to maintain the independence of the external auditor and to govern the provision of audit and non-audit services. The policies and approval process of non-audit services and audit-related services comply with SEC independence rules and with the latest EU and local regulations. Under these rules, the Audit and Compliance Committee pre-approves a list of services that can be rendered by the audit firm. If services to be rendered are pre-approved in nature, management can approve them when requested (following an established authority matrix) and present them to the Audit and Compliance Committee on a quarterly basis for formal approval. If services to be rendered are not pre-approved, they should be pre-approved by the Chair of the Audit and Compliance Committee when requested and then submitted to the next full Audit and Compliance Committee for formal approval. A schedule of all non-audit services with the external auditor is reviewed at each meeting.

For the year ended December 31, 2023, the Audit and Compliance Committee approved fees for audit and audit-related services of $6.4 million, together with fees for non-audit work of $0.5 million.

In compliance with independence rules, the previous audit partner rotated off the audit in 2019 and the current audit partner will rotate off after the audit of the consolidated financial statements as of December 31, 2023.

Risk Management and Internal Audit

Risk Management

The Audit and Compliance Committee received regular reports on the Groups risk management framework and process from the Management Risk Committee, as well as reports on the evolution of significant risks at both operational and Group levels and related mitigation and risk management actions. Further information is set out in the Risk Management section of this Annual Report, starting on page 41.

In addition, the Audit and Compliance Committee reviewed financial risk, tax risks, policy and strategy, treasury policy and risks, and Group insurance coverage.

Internal Audit

The Internal Audit team provides independent and objective assurance, and consulting services over the design and effectiveness of Millicoms internal control environment, governance, and risk management processes. The Internal Audit team employs a robust methodology that supports the systematic execution of internal audit activities reflected through a risk-based annual Internal Audit Plan.

The annual Internal Audit Plan is developed in alignment with the strategic risks of Millicom as well as consideration of the companys strategic priorities, input from senior management, external audit findings, industry-relevant developments, and Internal Audits knowledge of the business. Before the start of the fiscal year, the Audit and Compliance Committee approves the annual Internal Audit plan, which includes assurance and advisory projects and other risk assessment initiatives, and assesses the adequacy of the budget and resources.

Execution of the 2023 Internal Audit Plan provided the Executive Management Team and the Audit and Compliance Committee with an independent view of the effectiveness of Millicoms internal control environment and governance processes in operational, financial, compliance, and technology areas. At each meeting, the Audit and Compliance Committee received a report on internal audit activities, progress against the plan, updates to the plan, and results of the audits completed in the period, including associated recommendations and management action plans where findings were identified.

Internal Controls and SOX

The Audit and Compliance Committee received the results of management's testing of key controls and testing by the external auditors. Management concluded that the Group had maintained effective internal controls over financial reporting.

A debrief of the Sarbanes-Oxley status program was held. The Committee also reviewed and approved the planned scope of the 2023 program and approach to testing of key controls.

The Committee reviewed regular reports on the results of management testing of key controls and the progress made to address any control gaps.

II. Compensation and Talent Committee

Letter from the Chair of the Compensation and Talent Committee

I am pleased to present the 2023 Remuneration Report. The key remuneration highlights for the year are summarized below. Further details are provided in the "Compensation and Talent Committee's Report".

The Committee meets regularly to review executive compensation and other Human Resources related matters to ensure competitiveness across our markets. We believe in paying for performance, which encompasses both short-term and long-term incentives. Talent constitutes a fundamental cornerstone for our company. Therefore, we deem it imperative to integrate talent management considerations within the scope of the Compensation Committee. With this enhancement, we formally renamed the committee to Compensation and Talent Committee.

Consequently, as of September 2023, the committee, previously comprised of three Board of Directors members, expanded to encompass five members, dedicated to addressing both Talent and Compensation matters: Ms. Pernille Erenbjerg (Chair), Ms. Maria Teresa Arnal, Mr. Bruce Churchill, Mr. Thomas Reynaud and the late Mr. Nicolas Jaeger.

On August 31, 2023, Mauricio Ramos, our CEO, was appointed interim Chair of the Board. To drive profitable growth within the company, with a focused approach on leading all operational and financial responsibilities, the role of President/COO has been created. Maxime Lombardini was appointed to take on this role, and with his background, experience, and proven track record, he has been instrumental in achieving the stated objectives.

In the face of high inflation rates, escalating debt service costs, and elevated competition in our markets, it had become imperative to further enhance our efficiency program, Project Everest. The efficiencies afforded by Everest enhance our ability to continue investing in the business and to secure access to capital, enabling us to sustain our deeply held purpose: to build digital highways that connect our people and foster the development of our communities. It is within this context that, in the year 2023, two waves of a corporate-level restructuring plan were implemented, from March to December.

Our 2023 remuneration policy focused on a total compensation approach which consists of:

a) a base salary, various benefits and pension arrangements;

b) a high variable component through an annual short-term incentive (STI) bonus;

c) for senior management only, a portion (30-40%) of this bonus is paid in cash, while the remaining portion is made as an equity grant from the deferred share plan (DSP), with vesting over 3 years 30%/30%/40%); and,

d) for top executives only, a long-term incentive plan (LTI) that consists of an equity grant from the performance share plan (PSP).

The committee believes this blended approach balances both short-term and long-term focus. Specifically for the Chief Executive Officer (CEO) and Executive Vice Presidents (EVPs), the majority of their total compensation is variable, with a high proportion paid in shares. This aligns management and shareholder interests by measuring performance, payment in shares and extended time horizons for vesting.

A substantial part of the annual bonus (STI) for the top roles of the organization, including the CEO and EVPs is paid in shares that vest prorated over three years (DSP). In addition the long-term incentive awards under the Performance Share Plan (PSP) cliff vest after three years and are fully paid in shares.

For our STI, 60% of the 2023 bonus was based on performance against three financial targets: Service revenue, EBITDA and Operating free cash flow after leases (OFCFaL). Of the remaining 40%, 10% was allocated to customer satisfactionmeasured using Relational Net Promoter Score (rNPS)and 30% was based on individual strategic objectives.

For the Long-Term Incentive component, in 2023, we introduced an ESG metric in addition to Service Revenue, Operating free cash flow after Leases (OFCFaL) and relative Total Shareholder Return.

We also encourage our top leaders to take a longer-term view on positive business performance in alignment with Company and shareholder interests. Therefore, we have minimum share ownership requirements for the CEO, EVPs, VP's and GM's that constitute our top executive team. The CEO is required to build and maintain a shareholding with a value of at least 400% of base salary, a level he maintained and exceeded in 2023.

During the 2023 AGM, we received ample support for our remuneration approach: 92.28% Approval for Remuneration Policy, 91.01% Approval for share-based incentive plans and 99.47% Approval for Remuneration Report.

On December 1, 2023, the Board adopted a full comprehensive "claw-back" policy in response to specific rules issued by the SEC under Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank). This policy ensures that if our financial statements are restated due to errors, misstatements, or misconduct, we have mechanisms in place to recoup excess compensation paid to current and former executive officers. By aligning with regulatory requirements and industry best practices, we reinforce responsible governance and shareholder value.

There were no deviations to the remuneration policy and the Board is confident that the policy has operated as intended over the year. A summary of the elements of executive pay for 2023 is set out on the following pages.

The Compensation and Talent Committee is committed to ongoing consultation with shareholders and their advisory groups.

On behalf of the Board, I hope you find the 2023 Remuneration Report informative.

Ms. Pernille Erenbjerg

Chair of the Compensation and Talent Committee

Compensation and Talent Committees Report

This Annual Report describes the remuneration philosophyand related policy and guidelinesas well as the governance structures and processes in place. It also sets out the remuneration of Directors, as well as compensation of global senior management for the current and prior financial reporting years.

1.1 Role of the Compensation and Talent Committee

The Compensation and Talent Committee monitors and evaluates (i) programs for variable remuneration to senior management, including both ongoing programs and those that have ended during the year; (ii) the application of the guidelines for remuneration to the Board and senior management established at the shareholders' meeting; and (iii) the current remuneration structures and levels in the Company. The Compensation and Talent Committee makes recommendations to the Board regarding the compensation of the CEO and his direct reports; approves all equity plans and grants; and manages Executive Team succession planning. Final approval of the CEO remuneration requires Board approval.

The evaluation of the CEO is conducted by the Compensation and Talent Committee and together with meeting the financial targets discussed below, in his STI payout, the CEO received $1,249,386 in cash and $3,310,873 granted in deferred shares that vest over three years for the Group's 2023 performance. The Chair of the Compensation and Talent Committee conveyed the results of the review and evaluation to the CEO.

1.2 Compensation and Talent Committee Charter

The Groups Compensation and Talent Committee Charter can be found on our website under the Board Committees section and covers overall purpose/objectives, committee membership, committee authority and responsibility, and the committees performance evaluation.

1.3 Compensation and Talent Committee Membership and Attendance 2023

Director	Position	First Appointment	Meeting Attendance	%
Ms. Pernille Erenbjerg	Chair	January 2019	3 of 3	100
Ms. Maria Teresa Arnal	Member	May 2023	2 of 2	100
Mr. Bruce Churchill	Member	May 2023	2 of 2	100
Mr. Nicolas Jaeger	Member	May 2023	2 of 2	100
Mr. Thomas Reynaud	Member	May 2023	2 of 2	100
Attendance			11 of 11	100
Former members
Mr. Lars-Johan Jarnheimer			1 of 1	100
Mr. James Thompson			1 of 1	100
Overall Attendance			13 of 13	100

1.4 Areas Covered in 2023

Topic	Commentary
Bonus (STI) and performance reports	Reviewed and approved the Global Senior Management Team's 2022 performance reports and individual Executive Team payouts for STI/LTI (cash/equity)
Reviewed and approved 2023 short-term variable compensation targets.
Compensation review	Approved all payments for CEO and Executive Team members.
Reviewed executive remuneration and governance trends and developments.
Reviewed and approved the peer group for the CEO and the Executive Team benchmarking.
Approved changes to CEO and Executive Team compensation elements based on market competitiveness.
Share-based incentive plans	Approved the 2020 LTI (PSP) vesting.
Reviewed and approved all equity grants.
Reviewed and approved the 2023 share units plan (DSP and PSP) rules.
Reviewed and approved the 2023 long-term variable compensation targets.
Reviewed the replenishment of the treasury share balance reserved for share-based incentive plans.
Reviewed share ownership guidelines and the compliance of each covered employee.
Reviewed performance and projections of outstanding LTI plans (2021, 2022 and 2023).
Reviewed equity plans participant turnover.
Global reward strategy and executive remuneration review	Reviewed remuneration/C&B philosophy and strategy.
Variable pay design	Discussed and approved STI and LTI design for 2023.
Reviewed and approved the achievement of the MSU 2023 Tranche
Reviewed and approved STI and LTI performance measures for 2023.
Other	Reviewed and approved exceptional items, new hire equity grants, etc.
Reviewed Executive Teams severance payouts in a change of control.
Reviewed and approved the Remuneration Clawback policy.
Reviewed and discussed results of 2023 "Say on Pay."
Compensation and Talent Committee governance	Reviewed and approved the Compensation and Talent Committee annual meeting cycle and calendar.
Reviewed the Compensation and Talent Committee Charter.
Reviewed and approved the use of an external compensation consultant.

2. Our Compensation Philosophy and Core Principles

The philosophy, guidelines, objectives, and policy applicable to remuneration of the Global Senior Management Team were approved by the shareholders (item 23) of the AGM held on May 31, 2023.

2.1 Core Principles

The Compensation and Talent Committee worked using the following objectives for the Global Senior Management Team's compensation.

What we strive for	What it means
Competitive and fair	Levels of pay and benefits to attract and retain the right people.
Drive the right behaviors	Reward policy and practices that drive behaviors supporting our Company strategy and business objectives.
Shareholder alignment	Variable compensation plans that support a culture of entrepreneurship and performance, and incorporate both short-term and longer-term financial and operational metrics strongly correlated to the creation of shareholder wealth. Long-term incentives are designed to maintain sustained commitment and ensure the interests of our Global Senior Management Team are aligned with those of our shareholders.
Pay for performance	Total reward structured around pay in line with performance, providing the opportunity to reward strong corporate and individual performance. A significant proportion of top management's compensation is variable (at risk) and based on measures of personal and Company performance directly attributable to short-term and longer-term value creation.
Transparency	Millicom is committed to expanding external transparency, including disclosure around pay for performance, links to value creation etc. We leverage the use of data from our HR information systems to facilitate measurement and internal communications related to incentive composition including performance metrics, pay equity, goal setting, and pay-for-performance relationships.
Market competitive and representative remuneration	Compensation is designed to be market competitive and representative of the seniority and importance of roles, responsibilities and geographical locations of individuals (with the majority of the Global Senior Management Team roles located in the U.S.
Retention of key talent	Variable compensation plans include a significant portion of share based compensation, the payout of which is conditional on future employment with the Company for three-year rolling periods, starting on the grant date.
Executive management to be "invested"	The Global Senior Management Team, through Millicoms share ownership guidelines, is required to reach and maintain a significant level of personal ownership of Millicom shares.

To drive the right behaviors and ensure expectations are aligned, we communicate clearly to our employees what we do and do not do when it comes to compensation. A summary is set out in the table below:

What we do	What we don't do
Align pay and performance.	Create special executive perquisites.
Designate a substantial majority of executive pay as at risk, based on a mix of absolute and relative financial and share price performance metrics.	Permit executives to hedge company shares.
Impose limits on maximum incentive payouts.	Provide dividends or dividend equivalents on unearned PSUs or RSUs.
Engage in a rigorous target-setting process for incentive metrics.	Offer tax gross-ups related to change in control.
Set our STI threshold to pay only at 95% and higher levels of achievement.	Permit executives to use company shares as collateral
Maintain robust share ownership guidelines for our top 30 executives.
Provide double-trigger change in control provisions in equity awards.
Maintain clawback policies that apply to our performance-based incentive plans.
Retain an independent compensation consultant

2.2 Elements of Executive Pay

Compensation for the Global Senior Management Team in 2023 comprised a base salary, a short-term incentive (STI) plan and a long-term incentive (LTI) plan, together with pension contributions and other benefits (e.g. healthcare).

Salary

Pay element	Purpose	Maximum opportunity
Purpose and link to strategy	Designed to be market competitive to attract and retain talent	No absolute maximum has been set for Executive Team salaries. The committee considers increases on a case-by-case basis based on peer comparison. Pay increases usually reflect a combination of roles and responsibilities, local market conditions and individual performance.
Operational execution	Paid monthly in cash in U.S. dollars or the home currency of the executive	The Compensation and Talent Committee aims to set salaries for the Executive Team at the median of the peer group.

STI

Pay element	Purpose	Payout opportunity
Purpose and link to strategy	The STI links reward to key business targets (70%) and individual contribution (30%).	With less than 95% achievement of business targets the award falls to 0%. The threshold achievement is 95% of the target, resulting in a payout of 80%. The opportunity is 200% for the achievement of 104% for service revenue, 106% for EBITDA, 107% for OFCFaL and 110% for rNPS.
	The STI aligns with shareholders interests through the provision of a portion of the payment delivered in share units deferred over three years (DSP) for the senior leadership team. The DSP is awarded upon achieving the performance targets, with 30% paid after one year, 30% after the second year and 40% after the third year of the grant date.	The target achievement for: CEO 365% (72% paid in DSP) CFO 210% (64% paid in DSP)
	These plans help incentivize and motivate leadership to execute strategic plans in operational decision-making and achieve short-term performance goals, impacting Company performance and enhancing its value.	Maximum achievement: CEO 730% (144% paid in DSP) CFO 420% (128% paid in DSP)
	The financial and operational targets are;
	Service revenue	20%
	EBITDA	20%
	Operating free cash flow after leases (OFCFaL)	20%
	Relational Net Promoter Score (rNPS)	10%
	Personal performance	30%
Benchmarking	Our STI is a key component of the Millicom Group culture. We benchmark to peer companies within the U.S. and Latin America	Each year the Compensation and Talent Committee determines the annual STI opportunity for the Executive Team.

LTI

Pay element	Purpose	Payout opportunity
Purpose and link to strategy	The LTI links an important part of overall Global Senior Management Team compensation with the interests of our shareholders	For financial metrics, achieving less than 80% of the target results in a payout of 0%. In the event the Company achieves between 80% and 120% of the target, the corresponding portion of the grant will be adjusted in linear pro rata of the achievement, starting at a payout of 0% at an achievement of 80% up to a maximum value of 200% if the target achievement is 120% or higher. For total shareholder return ("TSR"), no award is granted for performance below the peer group median. If the Company achieves a TSR performance at the median or above of a pre-determined peer, the grant will be adjusted in linear pro rata of the achievement starting at a payout of 100% up to a maximum value of 200% for a target achievement of 120% or higher.
This plan aligns the Global Senior Management Team's longer-term incentives with the longer-term interests of shareholders, encouraging long-term value creation and retention.
Millicom emphasizes a one-team mentality by maintaining unified goals and objectives in the long-term incentive program for the Global Senior Management Team, with the purpose of driving the successful achievement of three-year performance goals designed to enhance long-term value of the Company.
Operational execution	The LTI is a performance-based share units plan (PSP) whereby awarded share units fully vest at the end of a three-year period, subject to achievement against performance measures and fulfillment of conditions.	The target achievement for: CEO - 315% CFO - 115%
LTI payouts are typically in shares and based on company three-year cash flow and revenue targets approved by the Compensation and Talent Committee and the Board, in addition to shareholder return.
	Performance share units plan (PSP)	The maximum achievement for: CEO 630% CFO 230%

The weights for the PSP component are:

Service revenue: 30%

OCFaL (operating cash flow after leases): 50%*

Relative TSR: 10%

ESG: 10%. The    five    key    ESG    metrics    that will    be used    to measure progress are:

1. Female % of Total Employees ; 2. Female % of Leadership; 3. Progress toward established SBTi targets; 4. Women and girls trained as part of our Conectadas Program; 5. Teachers trained as part of our Maestr@sConectad@s program.

The PSP component pays out/is settled in shares at the end of three years.

*Since the 2021 LTI, we use OCFaL (operating cash flow after leases) in lieu of OFCFaL (operating free cash flow after leases)
Benchmarking	Our LTI is a key component of the Millicom Group culture.	Each year the Compensation and Talent Committee determines the annual LTI opportunity for the Executive Team.
For executives we benchmark to peer companies within the U.S.

In addition, the Board uses retention schemes to ensure continued retention of key individuals during periods of uncertainty.

2.3 Other Employment Terms and Conditions

Notice of termination: If the employment of a member of Millicoms Executive Team is terminated, a notice period of up to 12 months potentially applies. The Board regularly reviews best practices in executive compensation and governance and revises policies and practices when appropriate. Millicom's change-in-control agreements for eligible executives include "double-trigger" provisions, which require an involuntary termination (in addition to change in control) for accelerated vesting of awards.

Deviations from the policy and guidelines: In special circumstances, the Board may deviate from the above policy and guidelines; for example, providing additional variable remuneration in the case of exceptional performance.

2.4 Other Executive Compensation Policies

On December 1, 2023, Millicom adopted a compensation recoupment policy, which is included as Exhibit 97.1 to this Annual Report. The policy provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements.

In addition, the Companys insider trading policy prohibits any hedging or speculative transactions in the Companys shares, including the use of options and other derivatives. It also prohibits directors and employees from selling the Companys stock short.

3.1 Key Elements of 2023 CEO and CFO Pay

In 2023, the key elements of the CEO and CFO compensation, in line with the remuneration policy, were as follows:

	Salary (USD) *	Short-Term Incentive		Long-Term Incentive	Pension	Benefits
Mauricio Ramos (CEO)	$1,224,863	STI Target	100% in Cash Bonus	PSP award of 315% of salary with 3-year cliff vesting (based entirely on performance shares)	15% of salary	Private healthcare
			265% in Share Units over 3 years vesting 30%/30%/40%			Life insurance
		Performance Measures:	60% Financial			Car Allowance
10% Customer
30% Personal
Sheldon Bruha (CFO)	$650,000	STI Target	75% in Cash Bonus	PSP award of 115% of salary with 3-year cliff vesting (based entirely on performance shares)	15% of salary	Private healthcare
			135% in Share Units over 3 years vesting 30%/30%/40%			Life insurance
		Performance Measures:	60% Financial			Car Allowance
10% Customer
30% Personal

3.2 Summary of Total CEO/CFO Compensation

The compensation for the CEO and CFO is summarized in the table below:

	Mauricio Ramos (CEO)		Sheldon Bruha (CFO) (i)		Tim Pennington (Former CFO) (ii)
In USD	2023	2022	2023	2022	2022
Base Salary	1,224,863	1,215,944	643,750	598,121	581,272
Fringe Benefits (iii)	87,667	81,745	139,865	67,264	39,769
Pension Expense	293,473	286,846	173,373	144,460	87,191
Total Fixed	1,606,003	1,584,535	956,989	809,845	708,232
Annual Bonus (iv)	1,249,386	1,650,460	492,544	541,075
Deferred Share Units (iv)	3,310,873	4,373,719	886,580	973,935
LTIP (v)	3,858,313	3,745,939	718,748	718,750
Total Annual Variable	8,418,572	9,770,118	2,097,872	2,233,760
Annual Compensation	10,024,575	11,354,653	3,054,861	3,043,605	708,232
MSU Plan (vi)	481,860
Total Compensation	10,506,435	11,354,653	3,054,861	3,043,605	708,232
Termination Benefits (ii)					876,939
% Annual Fixed	16.02%	13.95%	31.33%	26.61%	100.00%
% Annual Variable	83.98%	86.05%	68.67%	73.39%	%

(i) Mr. Bruha (CFO) started January 12, 2022, and took over the CFO role effective April 1, 2022.

(ii) Mr. Pennington compensation has been paid in GBP and for the purposes of this Annual Report converted to USD using December 31, 2022 Closing exchange rate. Mr. Pennington started his 1-year notice period on April 1, 2022 and paid via payroll until November 30, 2022 and the remaining 4-month period paid as a one-time payment on December 22, 2022.

(iii) Fringe Benefits include car allowance, life and disability insurance, medical and dental Insurance and relocation expenses.

(iv) The STI includes cash bonus and the corresponding grant of deferred share units.

(v) LTIP is performance share units granted in 2023 and 2022. Calculated based on the average Millicom closing share price on the US Nasdaq for the three-month period ending December 31, 2023 and December 31, 2022.

(vi) MSU plan: Our stock-based MSU performance plan is settled in cash. For the MSU description, see note B.4.1. to our audited consolidated financial statements included elsewhere in this Annual Report.

CEO Compensation - Reported and Realized Pay Supplemental Tables:

The compensation for the CEO and CFO is heavily weighted to variable compensation in the form of share units vesting over a three-year period. As a result, total reported compensation may differ significantly relative to the actual realized compensation in any given year.

Reported Supplemental Table

	Mauricio Ramos (CEO)
In USD	2023	2022
Base pay (i)	1,224,863	1,224,863
STI - Bonus (ii)	1,249,386	1,650,460
Share Awards (iii)	7,169,186	8,119,658
MSU Target Awards		4,000,000
Other Compensation (iv)	87,667	81,745
Total Reported Pay	9,731,102	15,076,726

(i) Annual base salary paid from January to December of each year.

(ii) STI - Bonus for each performance period paid in Q1 of the following year.

(iii) Share awards include: DSP awarded for each performance period granted in Q1 of following year and PSP granted in Q1 of reported year.

(iv) Other Compensation refers to car allowance, life and disability premiums, health insurance premiums and pension paid in the reported year.

Realized pay Supplemental Table

	Mauricio Ramos (CEO)
In USD	2023	2022
Base Salary	1,224,863	1,215,944
Car Allowance	15,000	15,000
Pension Expense	293,473	286,846
Total Fixed	1,533,335	1,517,789
Annual Bonus Paid (i)	1,650,460	2,164,320
Deferred Share Units Vested (ii)	694,296	865,762
LTIP Vested (iii)
MSU Paid	481,860
Total Variable Paid	2,826,616	3,030,082
Total Realized Paid	4,359,951	4,547,871
% Fixed	35.17%	33.37%
% Variable	64.83%	66.63%

(i) Annual bonus paid is the cash portion for the STI for the performance periods 2023 and 2022 (paid in Q1 of the following year).

(ii) Deferred Share Units Vested are the pro-rata vesting shares from STI (2023 displays the amount vested in Q1 2023: 30% from 2022 grant, 30% from 2021 grant and 40% from 2020 grant).

(iii) LTIP Vested are the shares vested from the cliff vesting of the LTI granted three years prior (2023 displays the amount vested in Q1 2023 from 2020 grant, where the payout was zero).

On average (considering 2023 and 2022) CEO realized pay has been 37% of reported pay and approximately 64% of his compensation is delivered in the form of shares.

3.3 Performance on STI 2023

As in previous years, the annual bonus is determined by a mixture of business performance and individual performance factors. The business performance factors included measures of service revenue, earnings before interest, tax, depreciation and amortization (EBITDA), operating free cash flow after leases (OFCFaL) and a customer satisfaction metric based on Relational Net Promoter Score achievement. The use and relative weighting of financial performance target measures under the variable compensation rules are equal for all employees regardless of seniority or area of operation. This includes the CEO and the senior leadership team.

Base Salary	x	Target Percentage	x	Business Performance Factors	+	Individual Performance Amounts	=	Annual Incentive Amount

For the CEO and senior leadership team, a portion of the STI is paid in the form of deferred share units with a three-year pro-rated vesting, strengthening our pay for performance and retention incentives. For 2023, the achievement of performance targets is set out in the table below:

Weight	20%	20%	20%	10%	30%	100%
Metric	Service Revenue (i)	EBITDA (ii)	OFCFAL (iii)	+NPS (iv)	Personal Performance (v)
Max	$6.00billion	$2.70billion	$0.74billion	110%	60%
Target	$5.80billion	$2.50billion	$0.69billion	100%	30%
Min	$5.50billion	$2.40billion	$0.65billion	95%	%
Achievement	99.50%	95.80%	97.20%	108.00%	100.00%	102.00%

(i) Service Revenue: Is revenue related to the provision of ongoing services, excluding telephone and equipment sales.

(ii) EBITDA: Is operating profit excluding impairment losses, depreciation & amortization, and gain/losses on fixed assets disposals.

(iii) Operational Free Cash Flow after Leases = EBITDA Lease payments Cash Out - CapEx +/- Operating Working Capital Tax paid (excl deferred tax).

(iv) Measures the willingness of customers to recommend a companys products or services to others.

(v) Based on a performance rating scale

For the CEO and other eligible DSP participants, the issuance of share units under the DSP is presented at Millicoms AGM of shareholders.

Under the 2023 STI, the 2024 DSP share units are granted in Q1 2024 and will vest (generally subject to the participant still being employed by the Millicom group) at 30% in Q1 2025, 30% in Q1 2026 and 40% in Q1 2027. The vesting schedule is unchanged from the 2023 DSP.

3.4 LTI (PSP)

The LTI payout is calculated as follows:

Base Salary	x	Target Percentage	x	Business Performance Factors	=	LTI Payout

3.4.1 LTI (PSP) 2021 Performance

The LTI 2021 plan vested in January 2024 with an award of 92.6%. The outcome of LTI 2021 has been audited by Ernst & Young in respect of the financial performance measures and by Towers Watson for the TSR. The COVID related, one time RSU component also vested on January 1, 2024.

For LTI 2021, the achievement of performance targets is set out in the table below:

Weight	30%	15%	20%	35%	100%
Metric	OCFaL (iii)	Service Revenue (i)	Relative Total Shareholder Return (iv)	RSU
Max	$4.08billion	$21.24billion	Above median	No maximum
Target	$3.40billion	$17.70billion	Median	0.35
Min	$2.72billion	$14.16billion	Median	No minimum
Achievement	104.90%	105.90%	Below median	100%	92.60%

(i) (iii) Refer to the definitions above.

(iv) Relative TSR considered a compound annual growth rate and the following peers: America Movil, Telefonica, TIM Brazil, TEF Brazil, Entel Chile, Lilac.

The PSP 2021 meet the criteria for vesting for the CEO and CFO awards:

Name	Type of award	Basis of award	Face value of award	Number of share units granted	End of performance period	Achievement	Number of shares vested
Mauricio Ramos (CEO)	LTI2021	315% of salary	7,171,190	203,727	Jan-24	92.60%	188,651
Tim Pennington (Former CFO) (i)	LTI2021	175% of salary	1,237,773	35,164	Jan-24	73.88%	25,979

(i) For Mr. Tim Pennington (Former CFO) Number of shares vested was prorated based on financial performance and employment end date. Mr. Bruha (CFO) started January 12, 2022, and took over the CFO role effective April 1, 2022.

Deviations from the guidelines: in special circumstances, the Board may deviate from the above guidelines, such as providing additional variable remuneration in the case of exceptional performance. In these instances, the Board will explain the reason for the deviation at the following AGM. For the LTI in this reviewPSP 2021, PSP 2022 and PSP 2023no discretion has been exercised and none of the performance or other conditions have been changed.

3.4.2 Award LTI 2023

A new plan was issued in 2023 to 39 participants, including the CEO and CFO, in accordance with the remuneration policy guidelines designed to drive shareholder value through a focus on service revenue growth, cash flow generation and relative total shareholder return against a relevant peer group. The PSP 2023 plan was approved by shareholders at the 2023 AGM:

Metric	Weighting	Performance target	Performance measure
Service revenue	30%	Target growth	A specific 3-year Cumulative Growth target
OCFaL	50%	Target growth	A specific 3-year Cumulative Growth target
TSR	10%	The Company TSR relative to a peer group between 2022 and 2024	At median - target payout; below median - nil; 20% above median - max
ESG	10%	The five key ESG metrics that will be used to measure progress are:
		1. Female % of Total Employees ; 2. Female % of Leadership; 3. Progress toward established SBTi targets; 4. Women and girls trained as part of our Conectadas Program; 5. Teachers trained as part of our Maestr@sConectad@s program.	The payout curve is between 80% and 120% of the target, the corresponding portion of the grant will be adjusted in linear pro rata of the achievement, starting at a payout of 0% at an achievement of 80% up to a maximum value of 200% if the target achievement is 120% or higher.

The peer group for the PSP 2023 is: America Movil, TIM Brazil, TEF Brazil, Entel Chile, Lilac, Telecom Argentina, Grupo Televisa, Megacable.

For the CEO and CFO the award of LTI 2023 is summarized below;

Name	Type of award	Basis of award	Face value of award	Number of share units granted*	End of performance period
Mauricio Ramos (CEO)	PSU - 3 years	315% of salary	$3,857,286	308,172	January 2026
	Cliff Vesting
Sheldon Bruha (CFO)	PSU - 3 years	115% of salary	$718,557	57,408	January 2026
	Cliff Vesting

4. Remuneration Approach for 2024

For 2024, the Board has proposed continuing with a consistent framework of STI and LTI with a few changes explained below.

For the STI there was a redistribution of metrics, and an introduction of the "Equity Free Cash Flow" metric. The STI metrics are aligned to our financial objectives. The metrics for the STI are:

1. Service Revenue: 25%

2. EBITDA: 25%

3. EFCF: 25%

4. Personal Performance: 25%

For the LTI, the Board is considering a structure focused on shareholder value creation and share price growth.

For the CEO, the 'at target' and 'maximum' remuneration for 2024 is set out below*:

At Target	$ '000	At Maximum	$ '000
Cash (including base pay, car allowance, pension and STI bonus)	2,758	Cash (including base pay, car allowance, pension and STI bonus)	4,289
Benefits	73	Benefits	73
Shares	7,104	Shares	11,547
Total	9,935	Total	15,909
Fixed	1,606	Fixed	1,606
Variable	8,329	Variable	14,303
Total	9,935	Total	15,909

At target, CEO compensation is paid 72% in share units and 84% in variable compensation. At maximum, CEO compensation is paid 73%in share units and 90% in variable compensation.

5. Supplemental topics

5.1 Summary of Outstanding Awards

							Opening Balance	During the Year			Closing Balance
Name	Plan Type	Award Details - Plan Name	Performance Period	Award Grant Date	Vesting Date	Award Share Price in USD	Outstanding Balance as of Dec. 2022	Share Units Granted in 2023	Shares Vested in 2023	Forfeited in 2023	Outstanding Balance as of Dec. 2023
Mauricio Ramos (CEO)	Deferred Share Plan	2020 DSP	2019	1/1/2020	1/1/2023	$45.86	15,858		15,858
		2021 DSP	2020	1/1/2021	1/1/2024	$35.20	32,957		14,135		18,822
		2022 DSP	2021	1/1/2022	1/1/2025	$33.11	83,262		24,979		58,283
		2023 DSP	2022	1/1/2023	1/1/2026	$12.52		349,339			349,339
	Performance Share Plan	2020 PSP	2020-2023	3/1/2020	1/1/2023	$45.86	39,094			39,094
		2021 PSP	2021-2024	3/1/2021	1/1/2024	$35.20	203,727				203,727
		2022 PSP	2022-2025	1/1/2022	1/1/2025	$33.11	144,108				144,108
		2023 PSP	2023-2026	1/1/2023	1/1/2026	$12.52		308,172			308,172
TOTAL Mauricio Ramos (CEO)							519,006	657,511	54,972	39,094	1,082,451
Tim Pennington (Former CFO)	Deferred Share Plan	2020 DSP	2019	1/1/2020	1/1/2023	$45.86	6,958
		2021 DSP	2020	1/1/2021	1/1/2024	$35.20	12,890
		2022 DSP	2021	1/1/2022	1/1/2025	$33.11	37,280
		2023 DSP	2022	1/1/2023	1/1/2026	$12.52
	Performance Share Plan	2020 PSP	2020-2023	3/1/2020	1/1/2023	$45.86	8,338
		2021 PSP	2021-2024	3/1/2021	1/1/2024	$35.20	44,790
		2022 PSP	2022-2025	1/1/2022	1/1/2025	$33.11
		2023 PSP	2023-2026	1/1/2023	1/1/2026	$12.52
TOTAL Tim Pennington (Former CFO)							110,256
Sheldon Bruha (CFO)	Deferred Share Plan	2020 DSP	2019	1/1/2020	1/1/2023	45.86
		2021 DSP	2020	1/1/2021	1/1/2024	35.2
		2022 DSP	2021	1/1/2022	1/1/2025	33.11
		2023 DSP	2022	1/1/2023	1/1/2026	12.52		77,790			77,790
	Performance Share Plan	2020 PSP	2020-2023	3/1/2020	1/1/2023	45.86
		2021 PSP	2021-2024	3/1/2021	1/1/2024	35.2
		2022 PSP	2022-2025	1/1/2022	1/1/2025	33.11	27,649				27,649
		2023 PSP	2023-2026	1/1/2023	1/1/2026	12.52		57,408			57,408
TOTAL Sheldon Bruha (CFO)							27,649	135,198			162,847

5.2 Summary of Shares Owned vs Target

Millicom’s share ownership policy sets out the Compensation Committees requirements for the Global Senior Management Team to retain and hold a personal holding of common shares in the Company to align their interests with those of our shareholders. All share plan participants in the Global Senior Management Team are required to own Millicom shares to a value of a percentage of their respective base salary as of January 1 of each calendar year.

For that purpose, we continue to uphold our share ownership requirements for our top 50 roles:

Global Senior Management Level	% of Annual Base Pay
CEO	400
CFO	200
EVPs	100
General Managers and VPs	50

For the CEO and CFO:

	Awarded unvested subject to performance conditions	Awarded unvested not subject to performance conditions	Shares required to be held as % salary	Number of shares required to be held	Number of beneficially owned shares	Shareholding requirement in Compliance
Mauricio Ramos (CEO)	656,007	426,444	400%	391,329	459,948	Yes
Sheldon Bruha (CFO)	85,057	77,790	200%	103,833		Yes *

*Unless this requirement is met each year, no vested Millicom shares can be sold by the individual.

5.3 Details of Share Purchase and Sale Activity

During 2023, there were no acquisitions or disposal of shares by CEO, other than the vesting and issuance of shares under the share-based compensation program.

5.4 Historic CEO and CFO Pay

	2020 vs. 2019	2021 vs. 2020	2022 vs. 2021	2023 vs 2022	Information Regarding 2023 (USD millions, except as indicated)
CEO Remuneration*	9.20%	17.80%	(41.82)%	(7.47)%	10.51
Former CFO Remuneration	(4.20)%	33.40%	(87.00)%	%
Current CFO Remuneration**	%	%	%	0.37%	3.05
EBITDA for Total Reportable Segments	(1.40)%	5.90%	(1.50)%	(1.08)%	2.6 (USD billions)
Average remuneration on FTE basis of employees of parent company***	0.50%	3.60%	3.90%	10.2%	28,941 (USD thousands)

*Represents year-over-year changes in CEO/CFO compensation (excludes MSU).

** Current CFO started January 12, 2022, and took over the CFO role effective April 1, 2022

***Average remuneration on a full-time equivalent basis of employees of the Millicom Group other than the CEO, reported by each individual operation as of December 31, 2023.

5.5 2023 AGM vote

	Votes For	%	Votes Against	%	Abstentions
Director Remuneration	95,590,466	99.81%	271,256	0.28%	80,036
Senior Management Remuneration Guidelines and Policy	85,874,637	92.28%	7,185,753	7.72%	2,610,112
2022 Remuneration Report	94,969,425	99.47%	507,704	0.53%	193,373

Millicom CEO and Executive Team

CEO and COO	Position	Role and responsibilities
Mr. Mauricio Ramos	CEO	Leading the development and execution of the Companys strategy
Overseeing day-to-day activities and management decisions Acting as liaison between the Board and management of the Company Leading the Executive Team
Mr. Maxime Lombardini	President and Chief Operating Officer	Responsible for leading all operational and financial responsibilities with a focus on driving profitable growth. He oversees Operations, Commercial, New Ventures, HR and Finance.

Mr. Mauricio Ramos

Chief Executive Officer and Executive Director (Interim Chairman)

Mauricio's biography is presented in the Board Governance section of this Annual Report.

Mr. Maxime Lombardini

President and Chief Operating Officer

Maxime was appointed as President and Chief Operating Officer (COO) in September 2023.

Maxime joined the Iliad Group, one of the major players in the European telecoms sector, in 2007, as Chief Executive Officer and continued his tenure through 2018. In May of 2018, he assumed the role of Chairman of Iliads Board of Directors until March 2020. Since then, he has served as the Vice-Chairman of the Board of Directors.

Prior to joining Iliad, Maxime has been CEO of TF1 Production, one of the leading French commercial television network. While in this post he restructured and energized the group's six subsidiaries. From 1999 to 2003, he was head of business development at TF1, a position in which he studied and implemented the group's growth operations. From 1996 to 1999, he was the company secretary of TPS (a subsidiary of TF1 and M6), a position in which he took part in launching a digital satellite package.

Maxime is from France. He is a graduate of the Sciences Po Paris and holder of a Master's degree in business and tax law from the University of Paris II.

MILLICOM SHAREHOLDING AT JANUARY 31, 2024: no shares

Millicom’s Executive Team members support the CEO and COO in the day-to-day operation and management of the Group within their specific areas of expertise. The Executive Team meets at least once a month and more frequently when required. Millicom’s Executive Team is as follows:

Executive	Team	Role responsibilities
Mr. Sheldon Bruha	Chief Financial Officer	Finance and financial planning; financial performance reporting, including external financial reporting; budgeting, forecasting and monitoring expenditures and costs; certain procurement activities; implementation and enhancement of related controls; risk management
Mr. Xavier Rocoplan	Chief Commercial and Technology Officer	Networks, information technology and cybersecurity within the Group. Operations and business development.
Mr. Karim Lesina	Chief External Affairs Officer	Government relations, regulatory affairs, corporate communications and corporate responsibility
Mr. Salvador Escalón	Chief Legal and Compliance Officer	Legal and corporate governance matters, including oversight, identification and management of legal issues, risks and claims of the Group; legal aspects of mergers and acquisitions and other corporate and commercial transactions; data privacy; compliance matters such as ethics, anti-bribery, anti-corruption, anti-money laundering and related compliance programs

The profiles of the other Executive Team members are provided below:

Mr. Sheldon Bruha

Executive Vice President, Chief Financial Officer

Sheldon joined Millicom in January 2022 and was appointed as Chief Financial Officer on April 1, 2022.

Prior to joining Millicom, he was the Chief Financial Officer at Frontier Communications, one of the largest fixed-line communication providers in the U.S., where he successfully helped navigate the business through its financial restructuring. Prior to joining Frontier, he held several senior financial leadership roles at Cable & Wireless, including Head of Corporate Development, where he led the strategic transformation and reshaping of the company prior to its sale to Liberty Latin America. He also held senior financial leadership roles at CDI Corp. Sheldon started his career at Lehman Brothers, holding senior investment banking positions in its New York and London offices focusing on the telecommunications industry.

He is an American national and holds a Bachelor of Science (Honors) in Business Administration from Washington University.

MILLICOM SHAREHOLDING AT JANUARY 31, 2024: no shares1

Mr. Xavier Rocoplan

Executive Vice President, Chief Commercial and Technology Officer

Xavier joined the Executive Team as Chief Technology and Information Technology Officer in December 2012 and was appointed Chief Commercial and Technology Officer in June 2023.

Xavier started at Millicom in 2000, initially serving as CTO in Vietnam and subsequently Southeast Asia. In 2004, he became CEO of Paktel, Millicom's subsidiary in Pakistan, where he launched Paktels GSM operation and led the process that concluded with the disposal of the business in 2007. Xavier then served as head of Corporate Business Development, where he managed the disposal of various Millicom operations in Asia, the monetization of Millicom infrastructure assets (towers), and numerous spectrum acquisitions and license renewal processes in Africa and Latin America.

Xavier is a French national. He holds a Master's in Engineering from Ecole Nationale Supérieure des Télécommunications de Paris and a Master's in Economics from Université Paris IX Dauphine.

MILLICOM SHAREHOLDING AT JANUARY 31, 2024: 111,208 shares

Mr. Karim Lesina

Executive Vice President, Chief External Affairs Officer

Karim joined the Executive Team as Executive Vice President, Chief External Affairs Officer in November 2020.

Previously, he held the position of Senior Vice President, International External and Regulatory Affairs at AT&T, where he directed the internal international and regulatory affairs teams, as well as the external and regulatory affairs teams, across four international affiliates: Turner, Warner Media, AT&T Latin America and Direct TV. Prior to AT&T, Karim led the corporate affairs team at Intel as the Government Affairs Manager for Europe, Africa and the Middle East. Rounding out a strong portfolio, he acquired extensive agency experience through his work with multinational public relations and communications firms at the commencement of his career.

Born in Dakar (Senegal), Karim is an Italian-Tunisian national and has a Masters in Economics of Development at the Catholic University of Louvain-la-Neuve.

MILLICOM SHAREHOLDING AT JANUARY 31, 2024: 32,339 shares

1 Refer to section starting on page 127 for outstanding share awards

Mr. Salvador Escalón

Executive Vice President, Chief Legal and Compliance Officer

Salvador became General Counsel in 2013, Executive Vice President in 2015 and Chief Legal and Compliance Officer in 2020.

Salvador joined Millicom as Associate General Counsel Latin America in 2010. From 2006 to 2010, Salvador was Senior Counsel at Chevron Corporation, with responsibility for legal matters related to Chevrons downstream operations in Latin America. Previously, he practiced at the law firms Skadden, Morgan Lewis and Akerman Senterfitt.

Salvador is an American national. He holds a J.D. from Columbia Law School and a B.B.A. in Finance and International Business from Florida International University.

MILLICOM SHAREHOLDING AT JANUARY 31, 2024 96,629 shares